

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Ng Wing Fai
Chief Executive Officer
Triller Group Inc.
7119 West Sunset Boulevard, Suite 782
Los Angeles, CA 90046

> **Re: Triller Group Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Response dated November 22, 2024**
> **File No. 001-38909**

Dear Ng Wing Fai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ted Paraskevas